19010844

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-66223

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PALLADIUM CAPITAL ADVISORS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10 ROCKEFELLER PLAZA, SUITE 909
(No. and Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOEL PADOWITZ 646-485-7297
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAU ST., SUITE 1023	NEW YORK, NY	NY	10038
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Mar 01, 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, JOEL PADOWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PALLADIUM CAPITAL ADVISORS, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SHEILA ARJOMANDI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AR6364399
Qualified in Kings County
My Commission Expires 09-11-2021

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALLADIUM CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	1,432,145
Securities owned, at fair value		96,083
Accounts receivable		42,624
Other assets		60,760
	$	1,631,612
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Commissions payable and accrued expenses	$	1,341,071
MEMBERS' EQUITY		290,541
	$	1,631,612

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Palladium Capital Advisors, LLC (the "Company") is a Delaware limited liability company and is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations on April 28, 2004. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2018.

Under its membership agreement with FINRA, and, pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3, under the Securities Exchange Act of 1934, pertaining to the possession or control of customer assets and reserve requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the

transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition).

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and cash equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash balances and accounts receivable. The Company maintains bank and brokerage accounts with major financial institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation ("FDIC") limits.

Securities Transactions and Commissions

Commission and investment advisory revenue and related commission expense are recorded on the date the transaction is completed and there is a contractual obligation for the fee to be paid. When the Company receives compensation in the form of securities, revenue is recorded at the estimated value of the securities received.

Securities owned are recorded at current market value. Securities in publicly traded companies are valued at quoted market prices. Securities not readily marketable are not traded on public exchanges and are valued at fair value as determined by management, which approximates estimated realizable value. Securities are carried at fair value in accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Securities that are not currently traded on any public market are recorded at fair value as determined by management after giving considerations to operating results, financial conditions and capital transactions. Because of the inherent uncertainty of the valuation of such non-publically traded securities, it is reasonably possible that such estimated value may differ significantly from the value that

would result from the amount that might ultimately be realized, since such amount depends on future circumstances and cannot be determined until each investment is actually liquidated.

Significant Credit Risk and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

The Company has accrued $21,000 for NYC UBT tax as of December 31, 2018.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2018, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. COMMISSIONS PAYABLE AND ACCRUED EXPENSES

Commissions payable and accrued expenses include $59,405 which is payable upon disposition of certain securities owned and $964,198 in commissions payable, both payable to registered reps.

4. RELATED PARTIES

Commissions and other compensation expenses includes payments in the amount of $939,000 which were paid to members of the Company and other related parties.

5. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company has established valuation processes and procedures to ensure that its valuation of securities categorized as "Level 3" in the fair-value hierarchy are conservative, fair, consistent, and verifiable. The Company generally values securities held in private companies at the lower of independent third party appraised value or valuation based on the most recent round of financing for materially identical securities. The Company takes into account material changes that occurred to the underlying private company's business, financial conditions, and capital transactions, and adjusts its valuation accordingly. The Company documents its methodology in valuing each security held in private companies in its analysis dated as of the end of each calendar year. At December 31, 2018, the Company owns securities in private companies which it valued at a total of $16,876.

The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

The methods and significant assumptions used to determine fair values of financial instruments are as follows:

Exchange-Traded Equity Securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 of the fair value hierarchy.

Notes: Notes are valued at face value due to their short term maturity date. Notes are categorized as level 2 of the fair value hierarchy.

The Company generally values securities held in private companies at the lower of independent third party appraised value or valuation based on the most recent round of financing for materially identical securities. The Company takes into account material changes that occurred to the underlying private company's business, financial conditions, and capital transactions, and adjusts its valuation accordingly. The Company documents its methodology in valuing each security held in private companies in its analysis dated as of the end of each calendar year.

There were no transfers of assets between Level 1 and Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Assets	Level 1	Level 2	Level 3	Total
Public Equities (Small Cap)	$1,000	$78,207		$79,207
Private Equities (Small Cap)			$16,876	16,876
Total	$1,000	$78,207	$16,876	$96,083

Level 3 Change in Financial Assets and Liabilities:

Assets	Beginning Balance	Transfers in (out)	Purchases and Issuances	Unrealized gain (loss)	Ending Balance
Securities	$538,187	($527,299)	$104,000	($98,012)	$16,876

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into an office facility in 2016 under non-cancelable operating lease arrangements. The operating lease expires August 2021 and requires monthly payments of $10,358.

Future minimum payments under non-cancelable operating leases are approximately as follows:

Years Ending December 31,	
2019	$124,292
2020	$124,292
2021	$ 82,544
Total	$331,128

Rent expense for the year ended December 31, 2018 was $61,638.

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standard will have on the Company's financial statement when adopted. The Company's operating lease requires monthly payments of $10,358, of which the Company and a co-tenant named in the lease agreement are each responsible to pay 50% of this amount ($5,179). Per the lease agreement, in the event that the co-tenant defaults, the Company would be responsible to pay the co-tenant's portion of the monthly rent. In such a default scenario, as of January 1, 2019, the Company would record a right-of-use asset in the amount of approximately $255,499, and a lease liability in the amount of approximately $270,000. The impact to the Company Net Capital would be $14,501, as the right-of-use asset would be allowable to the extent of an offsetting lease liability.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $185,721, which was $96,166 in excess of its required net capital of $89,405. The Company had a percentage of aggregate indebtedness to net capital of 723% as of December 31, 2018.

9. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through February 28, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Palladium Capital Advisors, LLC
10 Rockefeller Plaza, Suite 909
New York, NY 10020

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Palladium Capital Advisors, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Palladium Capital Advisors, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Palladium Capital Advisors, LLC's management. Our responsibility is to express an opinion on Palladium Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palladium Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Palladium Capital Advisors, LLC's auditor since 2015.

New York, NY
January 24, 2019